

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2019

Mónica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la República 4667
Surquillo
Lima 34, Perú

> **Re: Grana & Montero S.A.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed July 2, 2018**
> **File No. 001-35991**

Dear Ms. Miloslavich:

We have reviewed your March 1, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Financial Statements
Note 16 – Investments in Associates and Joint Ventures, page F-65

1. You indicate in your response to prior comment four that the Company's ability to collect the receivable from GSP is subject to the Peruvian bankruptcy proceeding and the Peruvian government meeting its obligations under the concession contract. As such, please tell us what consideration you gave to viewing this receivable as a contingent asset as defined by IAS 37.10. If this receivable is within the scope of IAS 37, please tell us how you considered the guidance in IAS 37.31 through .35. In addition to CF 4.44, please identify any additional authoritative literature you relied on in determining the appropriateness of recognizing this receivable.

Note 37 – Discontinued Operation, page F-105

2.   We note your response to comment eight where you commit to reclassify the S/274.4 million gain on the sale of GMD to "Profit or loss from discontinued operations" in accordance with IFRS 5.33(a). Please tell us the type of change to your financial statement this represents and provide us with your analysis under IAS 8, specifically addressing, without limitation, paragraphs 5, 41, 42 and 49.

You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction